L U C I A

Hi First name / there ,

Welcome to Lucia's monthly newsletter update!

Our **BIG NEWS** to kick off Q2 is that we officially partnered with Virtuoso, one of the largest and well-respected travel consortiums in the luxury travel industry! This partnership has been almost a year in the making. Read more below 👇

As a reminder, Lucia is a B2B productivity marketplace for the travel industry. Through our human-powered and technology-supported marketplace, we help travel companies make more money while saving time.


VIRTUOSO
LUCIA

Asks:

- **Introductions***:* Here is an updated list of investors we want to connect with as part of our next funding round. If you know anyone on this list, please hit "reply" and I will provide our deck and email copy.

Highlights:

- **New Partnership w/ Virtuoso:** We've officially partnered with **Virtuoso** — the leading global network made up of 20,000 travel agencies and the top hotels worldwide. This will allow us to have access to the premier agency network, amongst other incredible opportunities for growth. We're super excited to be working with Matthew Upchurch (hey Matthew! 👋) and his amazing team. We will be announcing the partnership in the coming weeks.
- **New Website:** We launched a new website 👉 **See here**
- **Adoption:** Last time, we said onboarding was was our biggest issue with adoption. We've implemented **Appcues** and other tools which have been a game-changer and lowered our churn to 20.9%.
- **Monthly Cash Burn:** We've managed to reduce our cash burn to its lowest point yet, while also increasing our efficiency and output
- **Ruby on Rails:** We're moving our platform to Ruby on Rails this month. This will streamline all of our development going forward. This will decrease our need for development resources significantly.

Lowlights:

- **Education & Trial:** We realized that trial is our greatest

indicator for conversion, so we conducted customer interviews, and now we're implementing a few tools to course-correct. We are also A/B testing some onboarding methods.
- **Bug issues:** We've been having bug issues that cause the status of requests to be incorrect. Our move to Ruby on Rails is our opportunity to get this fixed ASAP.

April Key Metrics:

- Gross Task Volume: $17,543 **(+42.4%)**
- Subscription MRR: $3,598 **(+5.2%)**
- Runway: 6 months
- Burn: $22,737
- Trial Conversion: 81.48%
- Subscriber Churn: 20.9%
- # of CoPilots: 54
- # of Users: 251
- CoPilot Gross Earnings: $8,645.62

Thanks:

- Thank you **Matthew and Barbara at Virtuoso** for being the champions that brought this new partnership to life. We are so excited for what the next few months will bring.
- Thank you **John, Ben and Kunci** at the **Notre Dame IDEA Center** for including me in the IDEA week festivities and introducing us to so many new people. You were incredibly helpful and supportive of Lucia, as always.

If you helped us with a single intro, sent a relevant podcast or article, or just checked in on us this past month, we're so so grateful. We couldn't do what we do without your help.

Cheers,

Grace McBride, *CEO of Lucia*

LUCIA

58 Arbor Field Way
Lake Grove, NY 11755, United States